February 20, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1103

Re:	Credit Acceptance Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2006
File No. 000-20202
Dear Mr. Spirgel:
On behalf of Credit Acceptance Corporation (referred to herein as the “Company”, “we”, “our”, or “us”), we are responding to your letter dated February 7, 2007 which was a follow up to the Company’s response letter dated January 10, 2007. Your letter included three comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
     1. Please refer to prior comment 1. Please tell us in detail the eligibility requirements that the dealer-partner must meet to receive the accelerated dealer holdback payment. Tell us why the separate recognition of the 50% of the accelerated holdback payment as dealer-partner enrollment fees is appropriate. Include in your response references to the appropriate accounting literature. In addition, tell us the accounting if a dealer-partner does not reach these eligibility requirements including the impact on the dealer-partner loans outstanding and/or any dealer holdback payments.
Response:
For a dealer-partner to be eligible to receive accelerated dealer holdback, the following criteria need to be met:
•	Active on our program for at least 6 months.

•	Close a loan pool of a minimum of 100 retail installment contracts.

•	Need to have achieved a target collection rate to close a loan pool (this criteria has been discontinued but was in place until late 2006)
Once these criteria are met, the accelerated dealer holdback payment is approximately 25% of the forecasted dealer holdback related to the pool of contracts. For dealer-partners on the deferred enrollment program, we would retain 50% of this accelerated payment.
Most of the dealer-partners that do not meet these criteria have become inactive and ceased using our program. For these dealer-partners, we do not pay out any dealer holdback but instead retain all of the collections as our own.
The most significant criteria relates to attaining 100 contracts on our program. At the time of enrollment of a new dealer-partner, we do not know if a dealer-partner will stay on our program and reach 100 contracts. As of December 31, 2006, 1,227 dealer-partners have signed up under the deferred enrollment program, yet only 13 have met the criteria to receive an accelerated holdback payment. Dealer-partners enrolling on the deferred enrollment program are currently originating approximately 50% of the volume of dealer-partners who paid the $9,850 enrollment fee.
As indicated in our previous response, we utilize the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) in determining our revenue recognition policy for dealer-partner enrollment fees. For dealer-partners that elect the option of not paying the $9,850 enrollment fee, we do not recognize any revenue for the enrollment fee until the dealer-partner has met the eligibility requirements to receive an accelerated dealer holdback payment and the amount of the first payment, if any, has been calculated. We believe that the SAB No. 104 requirement that “the seller’s price to the buyer is fixed or determinable” is not met until this event occurs. Given the uncertainty surrounding the revenue, all related dealer-partner enrollment costs are expensed in the period incurred.
Once the dealer-partner has met the eligibility requirements to receive an accelerated dealer holdback payment and the amount of the first payment, if any, has been calculated, we defer the 50% portion that we keep and recognize it on a straight-line basis over the remaining estimated life of the dealer-partner relationship. We have based this treatment on the guidance included in SAB No. 104, which states that the “up-front fees are considered earned as the product and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” We do not believe that it would be appropriate to recognize the full amount of the fee at the time the eligibility requirements are met as delivery of the services has not fully occurred at such time as contemplated under SAB No. 104. Dealer-partner enrollment fees represent a one-time fee paid by the dealer-partner in return for the right to participate in our financing program. Since dealer-partner enrollment fees are paid once for the entire term of the relationship with the dealer-partner, we believe it is appropriate to defer the revenue and recognize it on a straight-line basis over the remaining expected term of the relationship with the dealer-partner.
1. Finance Charges — United States and Canada, page 42
2.	Please refer to prior comment 5. If there is a default on the loan, tell us how the default will impact the amount of your previously recognized commission.
Response:
Default by the consumer on the retail installment contract does not impact either a third party vehicle service contract or a GAP contract. However, the consumer may voluntarily cancel these contracts or if the car is repossessed and sold at auction, these contracts are cancelled.
Upon cancellation, a portion of the contract premium paid related to the unused term of these contracts will be refunded to the consumer and applied to reduce the consumer’s balance of the retail installment contract. We receive a payment from the third party provider of these contracts representing a refund of the unused premiums on the contract. The dealer-partner does not repay the commission they received related to these contracts. We do not reduce the dealer loan for the refund the Company receives from the third party provider. Our finance charges related to our commission will continue to be recognized as a yield adjustment, only differing as forecasted collections change.

11. Business Segment Information, page 62
     3. Please refer to prior comment 4. Your reconciliation should not include discontinued operations segment information under paragraph 32(b) of SFAS 131. Revise in future filings.
Response:
We will not include discontinued operations in the segments information in future Forms 10-K, beginning with the 2006 Form 10-K to be filed in March, 2007.
Acknowledgement:
In connection with the above response, we acknowledge that:
•	Credit Acceptance is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Credit Acceptance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. Given that we intend to file our Form 10-K for the year ended December 31, 2006 in early March, we would appreciate receiving the staff’s confirmation that it has no further comments as promptly as practicable so that we can be assured that we have adequately addressed all of the staff’s comments prior to filing the 2006 Form 10-K. Please direct any additional questions regarding the review and this related response to me at (248) 353-2700 ext. 4575.
Sincerely,

/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:	via fax: (202) 772-9205
Michael Henderson, Staff Accountant, U.S. Securities and Exchange Commission

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